SUPPLEMENT Dated April 26, 2011
To The Current Prospectus

ING Architect New York Variable Annuity
And
ING Empire Innovations Variable Annuity

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

Effective April 29, 2011 the following subadviser and fund name changes apply to the investment portfolios listed below. Except as otherwise indicated, these investment portfolios are currently open to new investments.

List of Subadviser and Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Wells Fargo Health Care Portfolio	ING BlackRock Health Sciences Opportunities Portfolio (Class S)
Former Subadviser: Wells Fargo Funds Management, LLC	*Current Subadviser:* BlackRock Investment Management, LLC
ING Columbia Small Cap Value Portfolio	*ING Columbia Small Cap Value II Portfolio
ING Van Kampen Comstock Portfolio	ING Invesco Van Kampen Comstock Portfolio (Class S)
ING Van Kampen Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio (Class S)
ING Van Kampen Growth and Income Portfolio	ING Invesco Van Kampen Growth and Income Portfolio (Class S)

*Currently closed to new investments.